
10035835

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65316

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HBK Global Securities L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2101 Cedar Springs Road, Suite 700
(No. and Street)

Dallas	Texas	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Heather Harris 214-758-6203
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Heather Harris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HBK Global Securities L.P., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

FINOP

Title



LESLIE A. RUSSELL
Notary Public, State of Texas
My Commission Expires
August 11, 2011

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
2001 Ross Avenue, Suite 1800
Dallas TX 75201-2997
Telephone (214) 999 1400
Facsimile (214) 754 7991

Report of Independent Auditors

To the Partners of HBK Global Securities L.P.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in partners' capital and cash flows present fairly, in all material respects, the financial position of HBK Global Securities L.P. (the "Partnership") at December 31, 2009, and the results of its operations, changes in its partners' capital and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 24, 2010

HBK GLOBAL SECURITIES L.P.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009
(EXPRESSED IN 000's OF U.S. DOLLARS)

Assets		
Cash and cash equivalents	$	78,080
Receivables for securities borrowed		1,288,485
Due from broker		3,754
Rebate fees receivable		986
Interest and dividends receivable		64
Other assets		20
Fixed assets, at cost less accumulated depreciation of $256		379
Total assets	$	1,371,768
Liabilities		
Payables for securities loaned	$	1,261,555
Rebate fees payable		786
Payable to affiliates		746
Interest and dividends payable		59
Other liabilities		1,503
Incentive compensation		2,665
Total liabilities		1,267,314
Partners' Capital		104,454
Total liabilities and partners' capital	$	1,371,768

The accompanying notes are an integral part of this financial statement.

HBK GLOBAL SECURITIES L.P.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009
(EXPRESSED IN 000's OF U.S. DOLLARS)

Net revenues		
Rebate fee income	$	18,141
Rebate fee expense		(14,385)
Interest and dividends, net		408
Net interest profit		4,164
Change in unrealized depreciation from securities		976
Other		14
Total net revenues		5,154
Operating expenses		
Employee compensation and benefits		5,679
Expense reimbursements		1,424
Data services and systems		538
Clearing fees		438
Legal and professional services		178
Travel and entertainment		40
Depreciation		197
Other expenses		372
Total expenses		8,866
Net decrease in partners' capital resulting from operations	$	(3,712)

The accompanying notes are an integral part of this financial statement.

HBK GLOBAL SECURITIES L.P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2009
(EXPRESSED IN 000's OF U.S. DOLLARS)

	HBK Securities GP Inc.	HBK Securities LP Inc.	Total
Partners' capital at beginning of year	$ 17	$ 156,097	$ 156,114
Capital withdrawals	(5)	(47,943)	(47,948)
Net decrease in partners' capital resulting from operations	(1)	(3,711)	(3,712)
Total decrease in partners' capital	(6)	(51,654)	(51,660)
Partners' capital at end of year	$ 11	$ 104,443	$ 104,454

The accompanying notes are an integral part of this financial statement.

HBK GLOBAL SECURITIES L.P.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009
(EXPRESSED IN 000's OF U.S. DOLLARS)

Cash Flows From Operating Activities		
Net decrease in partners' capital resulting from operations	$	(3,712)
Adjustments to reconcile net decrease in partners' capital resulting from operations to net cash used in operating activities		
Depreciation		197
Disposal of fixed assets		30
Change in operating assets and liabilities		
Increase in receivables for securities borrowed		(597,325)
Decrease in due from broker		6,321
Decrease in rebate fees receivable		743
Decrease in interest and dividends receivable		551
Decrease in other assets		48
Increase in payables for securities loaned		565,464
Decrease in rebate fees payable		(509)
Increase in payable to affiliates		4
Decrease in interest and dividends payable		(282)
Decrease in other liabilities		(140)
Decrease in incentive compensation		(63)
Net cash used in operating activities		(28,673)
Cash Flows From Financing Activities		
Capital withdrawals		(47,948)
Net cash used in financing activities		(47,948)
Net decrease in cash		(76,621)
Cash at beginning of the year		154,701
Cash at end of the year	$	78,080
Supplemental Disclosure of Cash Flow Information		
Cash paid for rebate fees during the year	$	14,894

The accompanying notes are an integral part of this financial statement.

(EXPRESSED IN 000's OF U.S. DOLLARS)

1. Organization

HBK Global Securities L.P. ("Global"), a Delaware limited partnership formed on March 4, 2002, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). FINRA granted membership to Global to operate as a broker-dealer on October 9, 2002. Global is a subsidiary of HBK Securities LP Inc. and HBK Securities GP Inc. (collectively, the "Partners"), which are wholly-owned subsidiaries of HBK Master Fund L.P. (the "Master Fund"). Global's primary business is to borrow and lend securities for its own account. Its counterparties in these transactions include both the Master Fund and unaffiliated institutions such as banks, insurance companies, pension plans, investment companies, and broker-dealers.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, ("GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Although Global considers estimates to be reliable based on information available at the balance sheet date, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents is defined as cash on deposit at financial institutions, investments in money market funds, and highly-liquid investments with original maturities of three months or less.

Due From Broker

Due from broker includes withdrawals from a money market fund which Global has not yet received. This amount was fair valued in accordance with GAAP at its net realizable value with the changes in unrealized depreciation recognized on the Statement of Operations. GAAP also establishes a fair value hierarchy based on the inputs to valuation techniques used to measure fair value. Global's only fair-valued asset is included in *Due from broker* and is classified as level 3 since withdrawals are currently restricted. This was the only level 3 asset held by Global during the year.

Foreign Currency Translation

Assets and liabilities denominated in a foreign currency are translated into the U.S. dollar equivalent using the spot foreign currency exchange rate in effect at December 31, 2009. The U.S. dollar equivalent held in foreign currencies is $10 as of December 31, 2009. Revenues and expenses denominated in foreign currencies are translated at the daily spot rates in effect at the time of the transaction.

Fixed Assets

Fixed assets are comprised of computer software ($374, net of accumulated depreciation of $234), including costs incurred on internally-developed software, and computer hardware ($5, net of accumulated depreciation of $22).

(EXPRESSED IN 000's OF U.S. DOLLARS)

Fixed assets are carried at cost less accumulated depreciation. Global has elected to compute depreciation using the straight-line method with estimated useful lives of three to five years.

Income and Expense Recognition

Rebate fee income (expense) and interest income (expense) are accrued as earned. Dividends are classified as income or expense on the ex-dividend date, net of any withholding taxes.

Income Taxes

In accordance with federal income tax regulations, no income taxes are levied on a partnership, but rather on the individual partners. Consequently, no provision or liability for federal income taxes has been reflected in the accompanying financial statements.

New Accounting Pronouncements

Beginning with the 2009 annual financial statements, Global adopted the authoritative guidance for uncertain tax positions ("UTPs"). Global is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized from a UTP is measured as the largest amount of benefit that is greater than fifty percent likely to be realized upon ultimate settlement, which could result in Global recording a tax liability that would reduce partners' capital. Global files income tax returns in the US federal jurisdiction and various state and foreign jurisdictions and remains subject to examination by US federal and state jurisdiction, as well as international jurisdictions for certain years for which tax adjustments may be necessary and retroactive to all open tax years. Global does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months. Global accrues all interest and penalties under relevant tax laws as incurred. There were no such material interest and penalties related to UTPs recognized in 2009 or prior. Global has determined that the adoption of this guidance did not have a material impact on the financial statements.

On December 31, 2009, Global adopted the FASB amendments to GAAP relating to accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The adoption of this guidance did not impact Global's financial statements. See Note 9, Subsequent Events, for further discussion.

3. Securities Financing Transactions

Global enters into securities borrowed and loaned transactions for its own account. Generally, using an approach commonly referred to as "matched-book," Global will borrow securities from one institution, such as a bank, insurance company, pension plan, investment company, or broker-dealer, and simultaneously, or soon thereafter, re-loan the same securities to another institution. Securities-borrowed transactions require Global to deposit with the lender cash or other collateral with a value generally ranging from 102% to 105% of the value of the securities being borrowed. With respect to securities loaned, Global receives collateral in the form of cash or other collateral with a value generally ranging from 102% to 105% of the market value of securities loaned. Global monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or returned as necessary. At December 31, 2009, the value of the underlying securities borrowed and loaned was $1,234,578 and $1,206,513, respectively.

Securities-lending transactions are classified as *Receivables for securities borrowed* and *Payables for securities loaned* at the amount of cash collateral advanced or received. Although securities borrowing and lending activities are transacted under a master securities lending agreement, such receivables and payables with the same

(EXPRESSED IN 000's OF U.S. DOLLARS)

counterparty are not offset on the Statement of Financial Condition. Fees received or paid by Global are classified as *Rebate fee income* or *Rebate fee expense* on the Statement of Operations.

4. Incentive Compensation

Global has an incentive bonus plan for employees whereby a bonus may be awarded at Global's discretion. Awards under this plan are earned by the grantee as of the award date and are included within *Employee compensation and benefits* on the Statement of Operations in the year awarded. The awards generally have delayed settlement whereby they generally settle over four years from the grant date. Outstanding bonus awards increase or decrease at an index rate that is based upon the rate of return earned by certain funds managed by HBK Investments L.P. (the "Manager"). The Manager has the ability to designate applicable funds on a monthly basis. The return is included in *Employee compensation and benefits*. A grantee is no longer entitled to the unsettled award following termination of employment, except in the case of death, disability, or retirement, although a grantee may receive payment at Global's discretion.

The amounts below represent the estimated incentive compensation liabilities for each upcoming year.

2010	$ 1,128
2011	819
2012	489
2013	229
	$ 2,665

5. Regulatory Capital Requirements

As a registered broker-dealer, Global is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum net capital. Global has elected to use the alternative method, which requires that it maintain minimum net capital as defined in Rule 15c3-1 under the Securities and Exchange Act of 1934 (the "1934 Act"), equal to the greater of $250 or 2% of aggregate debit balances (as defined in Rule 15c3-3 under the 1934 Act). At December 31, 2009, Global had net capital of $101,751, which is $101,501 in excess of its minimum net capital requirement of $250 on that date.

In November 2009, in connection with a voluntary exchange offer involving affiliated entities, Global distributed $47,745 and $5 on a pro rata basis to the Partners.

6. Off-Balance Sheet Risks and Concentrations of Credit Risk

Global's principal activities are with banks, insurance companies, pension plans, investment companies, private funds (including Master Fund), broker-dealers, and clearing organizations. These counterparties may fail to satisfy their contractual obligations and, as such, have associated credit risk. This credit risk primarily exists in three situations. First, Global posts collateral with counterparties under securities-borrowed transactions. If the value of the securities declines, the counterparty will be obligated to return the collateral. If the counterparty is unable to satisfy the obligation, Global may incur a loss, measured by the difference between the value of the securities borrowed and the higher value of the collateral held by the counterparty. Second, Global accepts collateral from counterparties under securities loaned transactions. If the value of the securities increases, the counterparty is required to post additional collateral. If the counterparty is unable to satisfy this obligation, Global may incur a loss,

(EXPRESSED IN 000's OF U.S. DOLLARS)

measured by the difference between the value of the collateral held by Global and the higher value of the securities loaned. Finally, in some cases Global may transfer collateral to a counterparty before receiving securities from the counterparty. If the counterparty fails to deliver the securities (and does not return the collateral), Global will incur a loss. Global may have concentrations with counterparties from time to time. At December 31, 2009, Global had significant concentrations with various counterparties.

As discussed in Note 2 above, Global had a *Due from Broker* balance as of December 31, 2009, arising from a withdrawal not yet received from a money market fund. This balance has been fair valued at its net realizable value and the amount ultimately collected may differ from that amount.

Lehman Brothers Holdings Inc. ("Lehman") filed for bankruptcy in September 2008. Firms with exposure to Lehman entities arising out of securities-lending arrangements are facing limited prospects for recovery as well as substantial uncertainty or delay. Global maintained both securities borrowed and securities loaned with Lehman at the time of Lehman's bankruptcy. In connection with transactions with Lehman, Global terminated such transactions and liquidated collateral posted in accordance with the securities lending agreements. Global estimates that it was over-collateralized by $1,459 and has recorded such amount in *Other liabilities*.

7. Commitments and Contingencies

In the normal course of business, Global may enter into contracts which provide general indemnifications and contain a variety of representations and warranties. Global's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against Global but have not yet occurred. Global does not believe such claims would result in a material financial effect.

8. Related-Party Transactions

In the normal course of business, Global enters into securities borrowed and loaned transactions with the Master Fund. At December 31, 2009, Global had posted collateral in the amount of $29,001 under securities borrowed transactions and held collateral in the amount of $92,387 under securities loaned transactions. In addition, Global recorded net rebate fee income in relation to transactions with the Master Fund of $897. Net rebate fees payable to Master Fund at December 31, 2009 were $88.

The Manager provides certain facilities, resources, and services to Global. In connection with such facilities, resources, and services, Global entered into a reimbursement agreement whereby Global reimburses the Manager for such expenses related to the portfolio finance services provided by Global and its personnel. Expenses covered under this agreement, including compensation and other expenses related to employees that work exclusively or almost exclusively in providing such services, are payable to the Manager on a monthly basis and are classified as *Expense reimbursements* on the Statement of Operations.

9. Subsequent Events

On January 27, 2010, Global received $3,747 of the *Due from broker* balance discussed in Note 2 and Note 6.

The Manager has performed an evaluation of subsequent events through February 24, 2010.

SCHEDULE I

HBK GLOBAL SECURITIES L.P.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009
(EXPRESSED IN 000's OF U.S. DOLLARS)

Net Capital		
Total partners' capital		$ 104,454
Deduct partners' capital not allowable for net capital		-
Total partners' capital qualified for net capital		104,454
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other (deductions) or allowable credits - deferred income taxes payable		-
Total capital and allowable subordinated borrowings		104,454
Deductions and/or charges:		
Nonallowable assets:		
Fixed assets, net	$ 379	
Other assets	20	
Dividends receivable greater than 30 days	-	
Rebates receivable greater than 30 days	-	
	399	
Other deductions and/or charges	286	685
Net capital before haircuts on securities positions (tentative net capital)		103,769
Haircuts on securities - other securities		2,018
Net capital		$ 101,751
Computation of alternative net capital requirement		
2 percent of aggregate debit items (or $250, if greater) as shown in formula for reserve requirements pursuant to rule 15c3-3 prepared as of date of net capital computation		$ 250
Excess net capital		$ 101,501
Net capital in excess of-		
4 percent of aggregate debit items		$ 101,751
5 percent of aggregate debit items		$ 101,751

The above computation does not differ materially from the computation included in Part II of Form X-17A-5 as of December 31, 2009; therefore, no reconciliation is necessary.

SCHEDULE II

HBK GLOBAL SECURITIES L.P.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009
(EXPRESSED IN 000's OF U.S. DOLLARS)

Credit balances	
Total credit items	$ -
Debit Balances	
Total debit items	$ -
Reserve computation	
Excess of total debits over total credits	$ -
Required deposit	None

The above computation does not differ materially from the computation included in Part II of Form X-17A-5 as of December 31, 2009; therefore, no reconciliation is necessary.

SCHEDULE III

HBK GLOBAL SECURITIES L.P.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009
(EXPRESSED IN 000's OF U.S. DOLLARS)

---

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule

	$ -
A. Number of items	-

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.

	$ -
A. Number of items	-

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
2001 Ross Avenue, Suite 1800
Dallas TX 75201-2997
Telephone (214) 999 1400
Facsimile (214) 754 7991

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Partners of
HBK Global Securities L.P.:

In planning and performing our audit of the financial statements and supplemental schedules of HBK Global Securities L.P. (the "Partnership") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect

misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2010

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
2001 Ross Avenue, Suite 1800
Dallas TX 75201-2997
Telephone (214) 999 1400
Facsimile (214) 754 7991

Report of Independent Accountants

To HBK Global Securities, L.P.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of HBK Global Securities, L.P. for the period from April 1, 2009 through December 31, 2009, which were agreed to by HBK Global Securities, L.P., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating HBK Global Securities, L.P.'s compliance with the applicable instructions of Form SIPC-7T during the period ended December 31, 2009. Management is responsible for HBK Global Securities, L.P.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7T with the respective cash disbursement records entries, as follows: payment dated January 15, 2009 and in the amount of $150 compared to January 15, 2009 check register obtained from Kristen Merrill, HBK Fund Accountant, check number 0000000752 dated January 15, 2009, noting no differences; payment dated July 22, 2009 and in the amount of $3,494 compared to July 22, 2009 check register obtained from Kristen Merrill, HBK Fund Accountant, check number 0000000833 dated July 22, 2009, noting no differences (payment dated January 15, 2009 and in the amount of $150 plus payment dated July 22, 2009 and in the amount of $3,494 equal $3,644, payment on page 1, item 2B); and payment dated February 18, 2010 and in the amount of $3,820 compared to February 18, 2010 check register obtained from Kristen Merrill, HBK Fund Accountant, check number 0000000888 dated February 18, 2010, noting no differences.

2. Compared the Total Revenue amount (including rebate fee income, interest and dividends, and other revenue line items and excluding change in unrealized depreciation from securities line item) reported on the audited Form X-17A-5 for the year ended December 31, 2009 less the revenues reported on HBK Global Securities, L.P.'s Focus Reports for the period from January 1, 2009 to March 31, 2009 as applicable, with the Total revenue amount of $13,463,892 reported on page 2, item 2a of Form SIPC-7T for the period from April 1, 2009 through December 31, 2009, noting no differences.

PRICEWATERHOUSECOOPERS

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers, as follows:

    a. Compared deductions on line 9, total interest and dividend expense, of $10,478,448 to the sum of Focus Reports, Part II, Line 22, Code 4075, for the periods from 4/1/2009 to 6/30/2009, 7/1/2009 to 9/30/2009, and 10/1/2009 to 12/31/2009, provided by Kristen Merrill, Fund Accountant, HBK Global Securities, L.P., noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3, as follows:

    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $2,985,444 and $7,464, respectively of the Form SIPC-7T, noting no differences.

    b. Recalculated the mathematical accuracy of the deduction on line 9, total interest and dividend expense, by summing Focus Reports, Part II, Line 22, Code 4075, for the periods from 4/1/2009 to 6/30/2009, 7/1/2009 to 9/30/2009, and 10/1/2009 to 12/31/2009, provided by Kristen Merrill, Fund Accountant, HBK Global Securities, L.P., noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of HBK Global Securities, L.P., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.



February 24, 2010

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T (29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065316 FINRA DEC
HBK GLOBAL SECURITIES LP 15*15
2101 CEDAR SPRINGS RD STE 700
DALLAS TX 75201-1504

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kristen Merrill 214-758-6332

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 7,464

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (3,644)

1/12/09 and 7/21/09
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 3,820

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,820

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,820

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

HBK Global Securities LP
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

Dated the 25 day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec. 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 13,463,892

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 10,478,448

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 505

Enter the greater of line (i) or (ii) 10,478,448

Total deductions 10,478,448

2d. SIPC Net Operating Revenues $ 2,985,444

2e. General Assessment @ .0025 $ 7,464

(to page 1 but not less than $150 minimum)



HBK GLOBAL SECURITIES L.P.
(A Delaware Limited Partnership)

Financial Statements
For the Year Ended December 31, 2009